Fay Matsukage
8480 E. Orchard Road, Ste. 2000, Greenwood Village, CO 80111
Phone: 720.306.1001 — E-Mail: fay@doidalaw.com — Web: www.doidalaw.com

October 30, 2017

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission

Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Gas & Technology Limited Partnership
Offering Statement on Form 1-A
Filed on February 16, 2017
File No. 024-10676

Dear Ms. Ransom:

On behalf of American Gas & Technology Limited Partnership (the “Company”) Amendment No. 1 to the offering statement on Form 1-A is being filed.

The comments of the Staff in its letter dated March 14, 2017, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

General

1.
We note that your website contains a link to information for Investors, including a description and Executive Summary related to an offering of your limited partnership units.  In the Executive Summary, you state that “the Company plans to raise $7 million of equity capital by selling 1,400,000 AG&T Partnership Units at $5.00 per unit.”  This is inconsistent with the terms of your offering described in Parts I, II, and III of your Form 1-A.  Please explain the offering described on your website.  If applicable, please describe the exemption upon which you relied in making this offering and update Part I Item 6 to reflect this previous sale of unregistered securities.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
October 30, 2017

Response:  The Company is no longer pursuing the offering you describe and has removed such information from its website.

2.	If you will use a subscription agreement, please revise to disclose that fact and file it as an exhibit. Refer to Section 4 of Item 17 of Part III to Form 1-A.

Response:  Complied.  The form of subscription agreement is filed as Exhibit 4a to Amendment No. 1 to the Offering Statement.

Part I

Item 3. Application of Rule 262

3.
You indicate in Part I that “bad actor” disclosure under Rule 262(d) is provided in Part II of the offering statement, but we were unable to find this disclosure in Part II.  Please revise for consistency.

Response:  The box pertaining to “bad actor” disclosure was checked in error.  This has been fixed with this filing.

Part II

Offering Circular Cover Page

4.
It appears that your securities may not be listed on a registered national securities exchange upon qualification.  In this regard, please provide the legend required by Part II(a)(5) of Form 1-A.  In addition, please provide the legend required by Rule 254(a), if applicable.

Response:  Complied.  The legends required by Part II(a)(5) of Form 1-A and Rule 254(a) have been inserted on the cover page of the Offering Circular.

5.	The descriptions of the length of the offering that appear on the offering circular cover page, page 8, and page 18 are inconsistent. Please revise for consistency and accuracy.

Response:  Complied.  The description of the length of the offering appearing on the Offering Circular cover page, page 5 and page 17 are now consistent.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
October 30, 2017

The Offering, page 8

6.
We note your disclosure that you estimate your total offering registration costs to be $20,000.  Your disclosures of “Total Offering Expenses” on page 19, however, show much higher offering costs.  Please reconcile this apparent inconsistency, as appropriate, or advise us why you believe no revision is necessary.

Response:  Complied.  The offering costs disclosed on page 5 are now consistent with the offering expenses used to determine the amount of net proceeds for the purposes of calculating dilution and allocating the net proceeds of the offering.

Dilution, page 15

7.
We note that your post offering net tangible book values under each scenario do not appear to reflect the estimated offering expenses quantified on page 19.  Please revise your calculations to incorporate these offering expenses as a reduction to post-offering net tangible book value or advise us why you believe no revision is necessary.

Response:  Complied.  See the revised net tangible book values on page 16.

Plan of Distribution, page 18

8.
We note your disclosure that you intend to use commissioned sales agents or underwriters to sell your limited partnership units.  Please provide the required disclosures regarding any underwriter or underwriters pursuant to Items 1(f) and 5(a) of Part II of Form 1-A.

Response:  As of this date, the Company does not have any arrangements with any sales agents or underwriters.

Description of Business, page 21

9.	In this section you disclose, among other things, that:

•	“America has sufficient reserves of clean-burning, low-cost natural gas to supply our domestic fuel needs for the next 100 years”;
•	“in the world there are over 20 million natural-gas vehicles and yet in the U.S. there are only 160,000”;

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
October 30, 2017

•
“as America’s fleets use more domestic natural gas as a vehicle fuel, they will buy less foreign oil making America less dependent on foreign countries, saving money, creating more jobs for Americans, and cleaning up our environment”;

•
 “Since fleets use approximately 40% of our transportation fuels, they would be the most important transportation segment to initially change.  Vehicle fleet operators all around the world are now switching to natural gas”;

•	“compressed natural gas (CNG) does not provide adequate range for most fleet vehicles so liquefied natural gas (LNG) is the preferred fuel as an alternative to gasoline”; and
•	“a typical fleet vehicle consuming just one tank of fuel per day can utilize upwards of 4,000 gallons per year.”

Please supplementally provide us with support for these statements or revise.  For guidance, refer to Section IV(c) of Form 1-A.

Response:   Support for these statements is now referenced in footnotes.  In those instances where support could not be found, the statements were revised.

10.
In addition to selling LNG to your customers, it appears that you also will convert customer vehicles so that they can run on LNG; please revise your disclosure to describe this service, including the cost of such service to your customers.  In addition, we note your statement that “the majority of AG&T’s revenue will come from the sale” of LNG; please revise to explain how you will generate the rest of your revenue, as well as the portion of your revenue that is anticipated to be derived from LNG sales versus other sources of revenue.

Response:  Complied.  See the discussion on page 23 under the heading “Proposed Revenue Streams.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 25

11.
Please revise to provide a discussion of your plan of operations under each of the 25%, 50%, 75% and 100% offering scenarios.  Your revised disclosure should be consistent with your disclosures under “Use of Proceeds” for each offering scenario.

Response:  Complied.  See the discussion beginning on page 26.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
October 30, 2017

Financial Statements

Interim Financial Statements, page 45

12.
We note that in your Statements of Operations, Statements of Changes in Unitholders’ Equity and Statements of Cash Flows you have provided prior year information for the period from September 10, 2015 (inception) through December 31, 2015.  Please revise to provide comparable prior year interim period information for the interim period ending September 30, 2015 instead of the annual period ending December 31, 2015.  Please refer to Part F/S(b)(4) of Form 1-A.

Response:  The Company has included the following financial statements in the amended Offering Circular:
•	Audited financials for the period from September 10, 2015 (inception) to December 31, 2015
•	Audited financials for the year ended December 31, 2016
•	Unaudited financials for the six months ended June 30, 2017, with the Statement of Operations and Statements of Cash Flows including comparable prior year interim period information

Statements of Cash Flows (Unaudited), page 49

13.
We note you disclose that you used $2,542,022 of cash in investing activities and received $3,066,425 of financing cash flows as a partner capital contribution.  You also disclose $338,000 of operating cashflows attributable to an “Increase in Property Holdback Reserve.”  However, based on your disclosures throughout your filing, including in Note 4, it appears that nearly all of these amounts arose from non-cash transactions.  Non-cash transactions should not be included in your statements of cash flows as cash receipts or cash payments but should be disclosed either in narrative form or summarized in a schedule.  Please revise your statements of cash flows in line with this guidance or advise us in detail why you believe no such revision is required.  Please refer to ASC 230-10-50-3 through 50-6 and ASC 230-10-55-1, 55-11 and 55-15.

Response: The Statement of Cash Flows for the period from January 1, 2016 to September 30, 2016 has been replaced by an audited statement for the year ended December 31, 2016.  All non-cash transactions have been removed.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
October 30, 2017

Note 4. Unitholders’ Equity, page 52

14.
We note that effective June 30, 2016 you issued 10,000,000 membership units to your founder in exchange for certain assets, including all of his intellectual property, two demonstration LNG stations and various capital assets.  We also note that on September 30, 2016 you issued 65,664 membership units to your founder in exchange for a significant amount of capital equipment, computer supplies and furniture.  Please tell us and disclose how you determined the value recognized for all non-monetary assets and liabilities transferred to you by your founder in exchange for membership units.  Pursuant to SAB Topic 5G and ASC 805-50-30-5, it appears that all such assets and liabilities should be recognized at the transferor’s historical cost basis determined under GAAP.

Response:  The financial statements for the year ended December 31, 2016 reflect the issuance of 10,522,600 membership units to the Company’s founder for his intellectual property, two demonstration LNG stations, and various capital assets, valued at $1,052, being the founder’s historical cost basis.

15.
Please tell us and disclose the nature and amount of each asset transferred to you in exchange for membership units or otherwise contributed to you.  Please provide this information separately for each of the transactions disclosed in Note 4.

Response:  Note 4 of the Notes to the Financial Statements for the periods ended December 31, 2016 and 2015 contains the information requested by this comment.

16.
We note that you entered into another assignment agreement under which your founder agreed to transfer to you at a future date certain real property consisting of land and two buildings, subject to your assumption of the mortgages on such properties, and a $338,000 holdback reserve in exchange for 522,600 membership units.  Please address the following comments related to this exchange.

•	Please tell us the party or parties responsible for payment of the holdback reserve. Also clarify whether or not payment of the holdback reserve is subject to the approval of the mortgage holders.
•
Considering the holdback will not be payable until the LNG station is refurbished, installed, and operational, it appears that the receipt of these funds is contingent on future events which are not certain to occur.  When also considering the exchange has not been consummated, it is unclear how the holdback qualifies to be recognized on your balance sheet at September 30, 2016.  Please explain in detail how the holdback qualifies for recognition on your balance sheet.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
October 30, 2017

Response:  As now disclosed in the amended offering circular and in Note 7 (Subsequent Events) of the Notes to Financial Statements for June 30, 2017, the founder transferred ownership of Tate Investment Properties LLC, the entity which owns the real property, on September 12, 2017.  There is no holdback reserve.

Signatures

17.
Please revise the second signature block to include the signatures of at least a majority of the directors of LNG Management Services Inc.  Refer, by analogy, to Instruction 1 of the Signatures section of Form S-1.

Response:  Complied.  See the revised signature page.

Exhibit 12(a)

18.	Please have counsel revise the opinion to include an opinion, if true, that the shares being offered by the selling unitholder currently are legally issued, fully paid and non-assessable.

Response:  The selling unitholder is no longer offering any units.  The opinion letter has been revised to reflect the correct number of units being offered.  See Exhibit 12a.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	American Gas & Technology LP
BF Borgers CPA PC